Schedule a

(as of February 25, 2021)

Funds

Series	ANNUAL RATE OF AVERAGE DAILY NET ASSETS	EFFECTIVE DATE
First Trust Lunt U.S. Factor Rotation ETF	0.65%	July 20, 2018
FT Cboe Vest Gold Strategy Quarterly Buffer ETF	0.90%	January 15, 2021
FT Cboe Vest Gold Strategy Target Income ETF	0.85%	February 25, 2021